FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 31, 2020, announcing Gilat’s Second Quarter 2020 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 31, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Q2 2020 Results

Petah Tikva, Israel – August 31, 2020 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2020.

Key Financial Highlights:

•	Revenues for Q2 2020 totaled $38.3 million compared with $59.7 million for Q2 2019.
•
Q2 2020 - GAAP operating loss was $3.5 million compared to operating income of $4.9 million in Q2 2019. Q2 2020 Non-GAAP operating loss was $2.6 million compared to Non-GAAP operating income of $6.3 in Q2 2019.

•
Q2 2020 GAAP net loss was $4.2 million, or loss of $0.08 per diluted share, compared with net income of $3.4 million, or income of $0.06 per diluted share in Q2 2019. Q2 2020 non-GAAP net loss was $3.3 million, or $0.06 per diluted share, compared with net income of $4.8 million, or $0.09 per diluted share, in Q2 2019.

•	Q2 2020 Adjusted EBITDA was $0.1 million compared with Adjusted EBITDA of $8.9 million in Q2 2019.

Adi Sfadia, Gilat's interim CEO, commented:

"The COVID-19 pandemic continued to affect Gilat's second quarter 2020 results, as we continued to see postponements and delays in orders. However, during the second quarter we began to see and are continuing to see a recovery in most of our areas of operations which is demonstrated by a significant increase in pipeline opportunities. We believe that as a result of these trends, coupled with the cost reduction initiatives we have executed and are continuing to execute, the second half of 2020 will be meaningfully better than the first half, for Gilat.

"I am pleased to report that Bosmat Halpern, Gilat's AVP Finance has been appointed as Gilat's interim CFO, and I am confident in her ability to wisely navigate Gilat's finances through these unprecedented times."

Comtech Transaction and Litigation

The acquisition of Gilat by Comtech Telecommunications Corp ("Comtech") remains subject to certain conditions to closing, including regulatory approvals in Russia. As previously reported, Comtech filed a complaint against Gilat in the Delaware Court of Chancery seeking declaratory judgments that certain actions, if taken by Gilat in connection with Russia regulatory approval would breach Gilat’s obligations under the Merger Agreement and that Gilat has suffered a Material Adverse Effect, as defined in the Merger Agreement, as a result of the COVID-19 pandemic. As a consequence, Comtech contends that it is not required to consummate the merger.

Gilat strongly rejects all such allegations, and on July 21, 2020, Gilat filed a complaint against Comtech in the Delaware Court of Chancery, seeking a Court order requiring Comtech to specifically perform its obligations under the merger agreement, including using its reasonable best efforts to obtain regulatory approval as soon as practicable (as well as seeking all other relief deemed proper, including damages). The Complaint also seeks a declaratory judgment that, if Russian regulatory approval is not obtained by the termination date of the merger agreement, satisfaction of the Russian regulatory condition be excused, and a declaratory judgment that Gilat has not suffered a “Material Adverse Effect”. Trial is scheduled for early October 2020.

Key Recent Announcements
•	Gilat Awarded Over $10 Million for a Five-Year Service Project for 4G Backhaul Services in Latin America
•	US Tier-1 Mobile Operator Awards Gilat a Multi-Million Dollar Service Contract for Cellular Backhaul
•	Africa Mobile Networks (AMN) Extends Gilat’s Contract of Powering Africa’s Largest Satellite Cellular Backhaul Network
•	Gilat Awarded Cellular Backhaul Project for Kcell, Kazakhstan’s Largest Mobile Network Operator
•	Gilat Selected to Extend and Expand Managed Service Cellular Backhaul Project by a Leading Mobile Operator in Mexico
•	Telefonica International Wholesale Services (TIWS) Selects Gilat for Broadband and Cellular Backhaul Project in Argentina
•	Gilat’s Airborne Technology Enables Opening-up of the Chinese Ka-Band IFEC Market and Driving a Multi-Million Dollar Market Opportunity
•	Gilat Announces Availability of its Flagship VSAT, Achieving Half a Gigabit of Concurrent Speeds
Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger and acquisition costs and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Safe Harbor Statement
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of Gilat, or the expected results of the proposed transaction with Comtech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, statements about the results, performance or achievements of Gilat, Gilat’s plans, objectives and expectations for future operations, the expected completion of the proposed transaction with Comtech, the satisfaction or waiver of any conditions to the proposed transaction, and other events relating to the proposed transaction. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Gilat’s management’s current estimates and projections of future results or trends.  In addition to the risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2019 and in the proxy statement/prospectus dated April 3, 2020 and those described in any other documents filed with the Securities and Exchange Commission, such risks and uncertainties include, among others, (i) changes in general economic and business conditions, (ii) the inability to maintain market acceptance of Gilat's products, (iii) the inability to timely develop and introduce new technologies, products and applications, (iv) rapid changes in the market for Gilat's products, (v) loss of market share and pressure on prices resulting from competition, (vi) introduction of competing products by other companies, (vii) the inability to manage growth and expansion, (viii) loss of key OEM partners, (ix) the inability to attract and retain qualified personnel, (x) the inability to protect the Company's proprietary technology, (xi) risks associated with Gilat's international operations and its location in Israel and (xii) risks relating to the Merger of wholly owned subsidiary of Comtech with and into Gilat (the “Merger”), including, among others: (1) the risk that the conditions to the closing of the are not satisfied, including the risk that required approvals for the Merger from governmental authorities are not received; (2) changes or circumstances that could give rise to the termination of the Merger Agreement; (3) the risk that the value of the stock merger consideration will fluctuate over time; (4) litigation relating to the Merger; (5) uncertainties as to the timing of the consummation of the Merger and the ability of each party to consummate the Merger; (6) risks that the proposed Merger disrupts the current plans and operations of Gilat or Comtech, or both; (7) the ability of Gilat and Comtech to retain and hire key personnel; (8) competitive responses to the proposed Merger and the impact of competitive products; (9) unexpected costs, charges or expenses resulting from the Merger; (10) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; (11) the combined company’s ability to achieve the financial and operating results, growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the existing businesses of Comtech and Gilat; (12) the combined company’s ability to maintain and improve relationships with customers, suppliers and other third parties following the Merger; (13) the terms and availability of the indebtedness that may be incurred in connection with the Merger; (14) the timing and funding of government contracts; (15) risks associated with international sales; (16) risks associated with legal proceedings, customer claims for indemnification and other similar matters; (17) risks associated with Comtech’s obligations under its credit facility; (18) risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; and (19) legislative, regulatory, technological, political and economic developments, including changing business conditions in the industries in which Comtech and Gilat operate and the overall economy. as well as the financial performance and expectations of Comtech’s and Gilat’s existing and prospective customers.

The foregoing list of factors is not exclusive and you should not place undue reliance on any forward-looking statement. All forward-looking statements contained herein are made only as of the date of the date hereof and, except as required by law, Gilat does not undertake any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

For additional information regarding these and other risks and uncertainties associated with Gilat's business and the pending acquisition of Gilat by Comtech, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June, 30		June, 30
	2020	2019	2020	2019
	Unaudited		Unaudited

Revenues	$85,988	$121,794	$38,315	$59,685
Cost of revenues	67,514	76,239	28,727	37,700

Gross profit	18,474	45,555	9,588	21,985

Research and development expenses	13,773	16,492	6,139	7,635
Less - grants	472	1,094	200	539
Research and development expenses, net	13,301	15,398	5,939	7,096
Selling and marketing expenses	8,650	11,288	3,584	5,417
General and administrative expenses (*)	7,791	9,527	2,973	4,585
Merger and acquisition costs	2,951	-	546	-

Total operating expenses	32,693	36,213	13,042	17,098

Operating income (loss)	(14,219)	9,342	(3,454)	4,887

Financial expenses, net	(1,429)	(1,400)	(457)	(579)

Income (loss) before taxes on income	(15,648)	7,942	(3,911)	4,308

Taxes on income	332	1,713	314	903

Net income (loss)	$(15,980)	$6,229	$(4,225)	$3,405

Basic and Diluted earnings (loss) per share	$(0.29)	$0.11	$(0.08)	$0.06

Weighted average number of shares used in
computing earnings (loss) per share
Basic	55,499,300	55,262,453	55,505,342	55,327,318
Diluted	55,499,300	56,014,927	55,505,342	56,070,351

(*) Including restructuring cost

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2020			June 30, 2019
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$9,588	54	$9,642	$21,985	312	$22,297
Operating expenses	13,042	(831)	12,211	17,098	(1,077)	16,021
Operating income (loss)	(3,454)	885	(2,569)	4,887	1,389	6,276
Income (loss) before taxes on income	(3,911)	885	(3,026)	4,308	1,389	5,697
Net income (loss)	(4,225)	885	(3,340)	3,405	1,389	4,794

Earnings (loss) per share (basic and diluted)	$(0.08)	$0.02	$(0.06)	$0.06	$0.03	$0.09

Weighted average number of shares used in
computing earnings per share
Basic	55,505,342		55,505,342	55,327,318		55,327,318
Diluted	55,505,342		55,505,342	56,070,351		56,218,672

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, merger and acquisition costs, trade secrets and other litigation expenses and restructuring and re-organization costs.

	Three months ended	Three months ended
	June 30, 2020	June 30, 2019
	Unaudited	Unaudited

GAAP net income (loss)	$(4,225)	$3,405

Gross profit
Non-cash stock-based compensation expenses	49	49
Amortization of intangible assets related to acquisition transactions	5	234
Restructuring and re-organization costs	-	29
	54	312
Operating expenses
Non-cash stock-based compensation expenses	235	373
Amortization of intangible assets related to acquisition transactions	50	49
Trade secrets and other litigation expenses	-	100
Merger and acquisition costs	546	-
Restructuring and re-organization costs	-	555
	831	1,077

Non-GAAP net income (loss)	$(3,340)	$4,794

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2020			June 30, 2019
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$18,474	116	$18,590	$45,555	638	$46,193
Operating expenses	32,693	(3,937)	28,756	36,213	(1,906)	34,307
Operating income (loss)	(14,219)	4,053	(10,166)	9,342	2,544	11,886
Income (loss) before taxes on income	(15,648)	4,053	(11,595)	7,942	2,544	10,486
Net income (loss)	(15,980)	4,053	(11,927)	6,229	2,544	8,773

Earnings (loss) per share (basic and diluted)	$(0.29)	$0.08	$(0.21)	$0.11	$0.05	$0.16

Weighted average number of shares used in
computing earnings per share
Basic	55,499,300		55,499,300	55,262,453		55,262,453
Diluted	55,499,300		55,499,300	56,014,927		56,180,698

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, merger and acquisition costs, trade secrets and other litigation expenses and restructuring and re-organization costs.

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
	Unaudited	Unaudited

GAAP net income (loss)	$(15,980)	$6,229

Gross profit
Non-cash stock-based compensation expenses	106	143
Amortization of intangible assets related to acquisition transactions	10	466
Restructuring and re-organization costs	-	29
	116	638
Operating expenses
Non-cash stock-based compensation expenses	601	1,150
Amortization of intangible assets related to acquisition transactions	101	101
Trade secrets and other litigation expenses	11	100
Merger and acquisition costs	2,951	-
Restructuring and re-organization costs	273	555
	3,937	1,906

Non-GAAP net income (loss)	$(11,927)	$8,773

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

GAAP operating income (loss)	$(14,219)	$9,342	$(3,454)	$4,887
Add:
Non-cash stock-based compensation expenses	707	1,293	284	422
Trade secrets and other litigation expenses	11	100	-	100
Restructuring and re-organization costs	273	584	-	584
Merger and acquisition costs	2,951	-	546	-
Depreciation and amortization (*)	5,382	5,786	2,718	2,909

Adjusted EBITDA	$(4,895)	$17,105	$94	$8,902

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

Fixed Networks	$44,790	$66,836	$21,779	$30,408
Mobility Solutions	33,207	43,499	14,006	22,587
Terrestrial Infrastructure Projects	7,991	11,459	2,530	6,690

Total revenue	$85,988	$121,794	$38,315	$59,685

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$59,601	$74,778
Restricted cash	25,579	27,067
Trade receivables, net	28,560	47,731
Contract assets	32,060	23,698
Inventories	32,489	27,203
Other current assets	15,581	23,007

Total current assets	193,870	223,484

LONG-TERM ASSETS:
Long-term restricted cash	117	124
Severance pay funds	6,425	6,831
Deferred taxes	18,291	18,455
Operating lease right-of-use assets	6,353	5,211
Other long term receivables	9,699	10,156

Total long-term assets	40,885	40,777

PROPERTY AND EQUIPMENT, NET	78,781	82,584

INTANGIBLE ASSETS, NET	1,302	1,523

GOODWILL	43,468	43,468

TOTAL ASSETS	$358,306	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,000	$4,096
Trade payables	20,129	20,725
Accrued expenses	48,194	54,676
Advances from customers and deferred revenues	23,124	27,220
Operating lease liabilities	2,145	1,977
Other current liabilities	10,552	12,261

Total current liabilities	108,144	120,955

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	-	4,000
Accrued severance pay	6,681	7,061
Long-term advances from customers	1,180	2,866
Operating lease liabilities	4,153	3,258
Other long-term liabilities	1,218	108

Total long-term liabilities	13,232	17,293

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,644	2,643
Additional paid-in capital	928,054	927,348
Accumulated other comprehensive loss	(6,433)	(5,048)
Accumulated deficit	(687,335)	(671,355)

Total shareholders' equity	236,930	253,588

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$358,306	$391,836

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$(15,980)	$6,229	$(4,225)	$3,405
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	5,271	5,681	2,667	2,859
Capital loss from disposal of property and equipment	23	-	56	-
Stock-based compensation of options	707	1,293	284	422
Accrued severance pay, net	26	382	(17)	97
Deferred income taxes, net	140	1,385	(494)	702
Decrease (increase) in trade receivables, net	18,364	2,506	4,757	(5,325)
Decrease (increase) in contract assets	(8,362)	(232)	(3,511)	198
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	6,710	(29)	5,037	50
Decrease (increase) in inventories	(5,698)	(6,137)	937	(2,478)
Increase (decrease) in trade payables	(510)	3,933	(2,885)	4,855
Decrease in accrued expenses	(5,809)	(7,076)	(4,157)	(4,907)
Decrease in advance from customers	(5,725)	(8,405)	(2,898)	(5,318)
Increase (decrease) in current and non current liabilities	685	(1,950)	(2,126)	(2,813)
Net cash used in operating activities	(10,158)	(2,420)	(6,575)	(8,253)

Cash flows from investing activities:
Purchase of property and equipment	(1,879)	(3,587)	(928)	(1,573)
Net cash used in investing activities	(1,879)	(3,587)	(928)	(1,573)

Cash flows from financing activities:
Exercise of stock options	-	375	-	37
Dividend payment	-	(24,864)	-	(24,864)
Repayment of long-term loans	(4,096)	(4,231)	-	(108)
Net cash used in financing activities	(4,096)	(28,720)	-	(24,935)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(539)	21	156	(76)

Decrease in cash, cash equivalents and restricted cash	(16,672)	(34,706)	(7,347)	(34,837)

Cash, cash equivalents and restricted cash at the beginning of the period	101,969	104,204	92,644	104,335

Cash, cash equivalents and restricted cash at the end of the period	$85,297	$69,498	$85,297	$69,498